UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-38077

Bright Scholar Education Holdings Limited

No.1, Country Garden Road

Beijiao Town, Shunde District, Foshan, Guangdong 528300

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

This Amendment No. 1 to Form 6-K is to revise the Exhibit 99.2 to the Form 6-K furnished to the Securities and Exchange Commission on November 30, 2022, which contains the earnings release reporting the business and corporate updates as well as the unaudited financial results for the year ended August 31, 2022 of the Company (the “Earnings Release”), in order to reflect certain updates on the unaudited financial results for the year ended August 31, 2022, including, among others, impairment loss on goodwill and intangible assets for the year ended August 31, 2022. The updated Earnings Release also contains certain information in the consolidated financial statements for the year ended August 31, 2020 and 2021, which have been restated to correct certain errors, involving primarily line items including non-current operating lease right-of-use assets, current operating lease liabilities and non-current operating lease liabilities. See “Appendix 2—On Impact of Restatement of our Consolidated Balance Sheets and Related Information of Fiscal Year 2020 and 2021” in the updated Earnings Release for details. A copy of the updated Earnings Release is being furnished herewith as Exhibit 99.1 and shall replace and supersede the previously furnished Earnings Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bright Scholar Education Holdings Limited

Date: June 21, 2023	By:	/s/ Ruolei Niu
	Name:	Ruolei Niu
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Updated Earnings Release

2